Exhibit 14.1

Code of Ethics

INTRODUCTION

This Code of Ethics (the "Code of Ethics") has been adopted by Antares Strategic Credit Fund. (the "Company”) pursuant to Rule 17j-1 under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The purpose of the Code of Ethics is to establish standards and procedures for the detection and prevention of activities by which persons having knowledge of the investments and investment intentions of the Company may abuse their fiduciary duty to the Company, and otherwise to deal with the types of conflict of interest situations to which Rule 17j-1 is addressed. Antares Capital Credit Advisers LLC serves as the Company’s investment adviser (the “Adviser” or “ACCA”).

The main purpose of the Code of Ethics is to establish standards and procedures for the detection and prevention of activities by which persons having knowledge of the investments and investment intentions of the Company may abuse their fiduciary duty to the Company and to otherwise deal with the types of conflict of interest situations to which Rule 17j-1 is addressed.

The Code of Ethics is based on the principle that (i) the trustees and officers of the Company and (ii) the Company's investment adviser, Antares Capital Credit Advisers LLC, owe a fiduciary duty to the Company and accordingly have an obligation to ensure that the personnel of the Company and the Adviser conduct their personal securities transactions in a manner that does not interfere with the Company's transactions or otherwise take unfair advantage of their relationship with the Company and that business development company personnel should not take inappropriate advantage of their positions. All trustees, managers, officers and employees of the Company and the Adviser (“Covered Personnel”) are expected to adhere to this general principle as well as to comply with all of the specific provisions of this Code of Ethics that are applicable to them. Any Covered Personnel who are affiliated with another entity that is a registered investment adviser is, in addition, expected to comply with the provisions of the code of ethics that has been adopted by such other investment adviser.

Technical compliance with the Code of Ethics will not automatically insulate any Covered Personnel from scrutiny of transactions that show a pattern of compromise or abuse of the individual’s fiduciary duty to the Company. Accordingly, all Covered Personnel must seek to avoid any actual or potential conflicts between their personal interests and the interests of the Company and its shareholders. In sum, all Covered Personnel shall place the interests of the Company before their own personal interests.

All Covered Personnel must read and retain this Code of Ethics of Ethics.

Section II.	Definitions

(A) “Access Person” means any trustee, employee, officer or Advisory Person (as defined below) of the Company or the Adviser.

(B) An “Advisory Person” of the Company or the Adviser means: (i) any employee of the Company or the Adviser, or any company in a Control (as defined below) relationship to the Company or the Adviser, who in connection with his or her regular functions or duties makes, participates in, or obtains information regarding the purchase or sale of any Covered Security (as defined below) by the Company, or whose functions relate to the making of any recommendation with respect to such purchases or sales; and (ii) any natural person in a Control relationship to the Company or the Adviser, who obtains information concerning recommendations made to the Company with regard to the purchase or sale of any Covered Security by the Company.

(C) “Beneficial Ownership” is interpreted in the same manner as it would be under Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) in determining whether a person is a beneficial owner of a security for purposes of Section 16 of the 1934 Act and the rules and regulations thereunder.

(D) “Chief Compliance Officer” means the Chief Compliance Officer of the Company or the Adviser.

(E) “Control” shall have the same meaning as that set forth in Section 2(a)(9) of the Act.

(F) “Covered Security” means a security as defined in Section 2(a)(36) of the Act, including, but not limited to: any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

“Covered Security” does not include: (i) direct obligations of the government of the United States; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements; and (iii) shares issued by open-end investment companies registered under the Act. References to a Covered Security in this Code of Ethics (e.g., a prohibition or requirement applicable to the purchase or sale of a Covered Security) shall be deemed to refer to and to include any warrant for, option in, or security immediately convertible into that Covered Security, and shall also include any instrument that has an investment return or value that is based, in whole or in part, on that Covered Security (collectively, “Derivatives”). Therefore, except as otherwise specifically provided by this Code of Ethics: (i) any prohibition or requirement of this Code of Ethics applicable to the purchase or sale of a Covered Security shall also be applicable to the purchase or sale of a Derivative relating to that Covered Security; and (ii) any prohibition or requirement of this Code of Ethics applicable to the purchase or sale of a Derivative shall also be applicable to the purchase or sale of a Covered Security relating to that Derivative.

(G) “Independent Director” means a trustee of the Company who is not an “interested person” of the Company within the meaning of Section 2(a)(19) of the Act.

(H) “Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, as amended (the “1933 Act”), the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the 1934 Act.

(I) “Investment Personnel” of the Company or the Adviser means: (i) any employee of the Company or the Adviser (or of any company in a Control relationship to the Company or the Adviser) who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by the Company; and (ii) any natural person who controls the Company or the Adviser and who obtains information concerning recommendations made to the Company regarding the purchase or sale of securities by the Company.

(J) “Limited Offering” means an offering that is exempt from registration under the 1933 Act pursuant to Section 4(2) or Section 4(6) thereof or pursuant to Rule 504, Rule 505, or Rule 506 thereunder.

(K) “Security Held or to be Acquired” by the Company means: (i) any Covered Security which, within the most recent 15 days: (A) is or has been held by the Company; or (B) is being or has been considered by the Company or the Adviser for purchase by the Company; and (ii) any option to purchase or sell, and any security convertible into or exchangeable for, a Covered Security described in Section II (K)(i).

(L) “17j-1 Organization” means the Company or the Adviser, as the context requires.

Section III.	Objective and General Prohibitions

Covered Personnel may not engage in any investment transaction under circumstances in which the Covered Personnel benefits from or interferes with the purchase or sale of investments by the Company. In addition, Covered Personnel may not use information concerning the investments or investment intentions of the Company, or their ability to influence such investment intentions, for personal gain or in a manner detrimental to the interests of the Company.

Covered Personnel may not engage in conduct that is deceitful, fraudulent or manipulative, or that involves false or misleading statements, in connection with the purchase or sale of investments by the Company. In this regard, Covered Personnel should recognize that Rule 17j-1 makes it unlawful for any affiliated person of the Company, or any affiliated person of an investment adviser for the Company, in connection with the purchase or sale, directly or indirectly, by the person of a Security Held or to be Acquired by the Company to:

(i) employ any device, scheme or artifice to defraud the Company;

(ii) make any untrue statement of a material fact to the Company or omit to state to the Company a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

(iii) engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Company; or

(iv) engage in any manipulative practice with respect to the Company.

Further, creating or passing false rumors with the intent to manipulate securities prices or markets may violate the antifraud provisions of federal securities laws. Such conduct is contradictory to this Code of Ethics, as well as the Company’s expectations regarding appropriate behavior of its Covered Personnel. Covered Personnel are prohibited from knowingly circulating false rumors or sensational information that might reasonably be expected to affect market conditions for one or more securities, sectors, or markets, or improperly influencing any person or entity.

Covered Personnel should recognize that a violation of this Code of Ethics or of Rule 17j-1 may result in the imposition of: (1) sanctions as provided by Section VIII below; or (2) administrative, civil and, in certain cases, criminal fines, sanctions or penalties.

Section IV.	Insider Trading

Trading in the stock, bonds or other securities of a company by a person who is aware of material, non-public information about that company may be considered "insider trading." Information is "material" if a reasonable investor would consider such information important in a decision to buy, hold or sell the securities. Information is non-public until it has been broadly disclosed to the marketplace and the marketplace has had time to absorb the information. Examples of adequate disclosure include public filings with the SEC and the issuance of press releases.

Insider trading and the sharing of material, non-public information with any other person who then trades in securities or passes the information on further (called "tipping") is illegal. The personal consequences of insider trading or tipping can be severe and include possible imprisonment and significant fines. Individuals who involve themselves in insider trading or tipping may be subject to immediate termination.

Covered Personnel, and household and immediate household family members of such Covered Personnel (collectively, “Insiders”) may not buy or sell (i) securities of the Company, including but not limited to shares of the Company's common stock, or (ii) derivative instruments in respect of the Company's securities (collectively, "Company Securities") at any time when such has material, non-public information concerning the Company. This prohibition continues whenever and for as long as the Insider knows material, non-public information.

No Insider may disclose material, non-public information to any other person (including family members) except in accordance with the Adviser's policies and procedures regarding the handling of such information. In addition, Insiders should take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal "tip".

No Insider who receives or has access to the Company's material, non-public information may comment on stock price movements or rumors of other Company developments (including discussions in Internet "chat rooms") that are of possible significance to the investing public unless it is part of the Insider's job (such as investor relations) or the Insider has been specifically authorized by either of the Co-Presidents of the Company or the Chief Operating Officer of the Company in each instance. If you inadvertently comment on stock price movements or rumors or disclose material, non-public information to a third party you must contact the Chief Compliance Officer immediately. In addition, it is generally the practice of the Company not to respond to inquiries and/or rumors concerning the Company's affairs, including with respect to any potential change to the Company's dividend rate, earnings or capital structure, repurchase or distribution of the Company's securities or acquisitions, divestitures or similar transactions. If you receive inquiries concerning the Company from the media or inquiries from securities analysts or other members of the financial community, you should refer such inquiries, without comment, to the Adviser's Investor Relations Department.

The Company’s Chief Compliance Officer or his or her designee is available to respond to questions regarding the sale or purchase of the Company's securities or of any other company's publicly traded stock, bonds or other securities.

Section V.	Pre-Clearance Procedures for Trading in Company Securities

These procedures apply to all Insiders, except for certain persons specified by the Chief Compliance Officer who (i) do not devote substantially all working time to the activities of the Company and (ii) do not have access to information about the day-to-day investment activities of the Company (hereinafter referred to as "Restricted Persons"). For the avoidance of doubt, Restricted Persons include all persons who are subject to the filing requirements under Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") (hereinafter referred to as "Section 16 Persons").

A.	Pre-Clearance.

No Restricted Person may trade in Company Securities without first obtaining pre-clearance by the Chief Compliance Officer or his or her designee. To obtain pre-clearance, Restricted Persons must complete and submit a preclearance request within the Adviser's automated personal trading system. Restricted Persons must wait until they receive approval through such personal trading system or directly from the CCO before entering into a trade. Restricted Persons will be required to make certain certifications each time a request for pre-approval is made, including that they have no knowledge that would cause the trade to violate the general trading principles set forth above. Section 16 Persons must also notify the Chief Compliance Officer or his or her designee about the planned date of a trade to ensure timely filing of any report required under Section 16 of the Exchange Act.

B.	Suspension of Trading

From time to time, the Company may require that trustees, officers, selected employees and/or others suspend trading in Company Securities because of developments that have not yet been disclosed to the public (a "Suspension Period"). All those affected shall not trade in Company Securities while the Suspension Period is in effect, and shall not disclose to others that a Suspension Period has been instituted. Though these Suspension Periods generally will arise because the Company is involved in a highly sensitive transaction, they may be declared for any reason. If the Company declares a Suspension Period to which you are subject, the Chief Compliance Officer or his designee will notify you when it begins and ends.

C.	Hardship Exception

You may request a hardship exemption for during a Suspension Period, as applicable, if you are not in possession of material, non-public information and are not otherwise prohibited from trading pursuant to this Policy or any applicable securities trading policies of the Adviser. Hardship exemptions are granted infrequently and only in exceptional circumstances. Any request for a hardship exemption should be made to the Chief Compliance Officer.

Section VI.	Reporting Requirements

Unless excepted by sub-section B of this Section V, all Access Persons are subject to the below itemized reporting requirements.

A.       Reports

Quarterly Reports. All Access Persons must file with the Company quarterly reports of personal investment transactions by the 30th day of January, April, July and October (i.e., by the thirtieth day following the end of the calendar quarter). The quarterly reports must include all personal investment transactions in securities, other than Exempt Securities, in which an Access Person has any direct or indirect beneficial ownership and which were conducted during the respective calendar quarter. The quarterly report must also include the personal investment transactions of the Access Person's Related Persons which were conducted during the respective calendar quarter. For purposes of the quarterly transaction reporting, the reporting Access Person shall complete a form of report prepared by the Company or the Adviser which contains all the information required by Rule 17j-1.

Every Access Person must file a quarterly report when due even if such person and/or their Related Persons made no purchases or sales of securities during the period covered by the report. Access Persons are charged with the responsibility for making their quarterly reports.

Initial Holdings Reports. Within 10 days of becoming an Access Person, all Access Persons must provide an initial holdings report to include a listing of all securities, other than Exempt Securities, in which the Access Person has any direct or indirect beneficial ownership. The initial holdings report must also include the holdings of the Access Person's Related Persons. The information in the initial holdings report must be current as of a date no more than 45 days prior to the date the person became an Access Person. The initial holdings report should show all securities held in an Access Person's brokerage accounts and the brokerage accounts of an Access Person's Related Persons. For purposes of the initial holdings reporting, the reporting Access Person shall complete a form of report prepared by the Company or the Adviser which contains all the information required by Rule 17j-1.

Annual Reports. In addition to the quarterly report due by the 30th day in January, all Access Persons must complete an annual holdings report. This annual report must include a listing of all securities, other than Exempt Securities, in which the Access Person has any direct or indirect beneficial ownership. The information in the annual report must be current as of a date no more than 45 days preceding the filing date of the annual report. The annual report should show all securities, other than Exempt Securities, held in an Access Person's brokerage accounts and in the brokerage accounts of an Access Person's Related Persons or held elsewhere (i.e., physical securities, private placements, partnership interests, etc.). For purposes of the annual holdings reporting, the reporting Access Person shall complete a form of report prepared by the Company or the Adviser which contains all the information required by Rule 17j-1.

Broker Statements and Trade Confirmations. All Access Persons and their Related Persons must maintain their brokerage accounts with a Designated Broker, unless an exception has been granted by the Chief Compliance Officer. All new Access Persons or Related Persons will have specific timeframes during which to close or transfer their brokerage accounts to a Designated Broker.

The Chief Compliance Officer will direct brokers of accounts in which the Access Person or a Related Person has a beneficial interest to supply the Company, on a timely basis, duplicate copies of trade confirmations and periodic broker account statements (or relevant data).

Access Persons must provide a list of all their brokerage accounts (including those of any Related Persons and those over which the Access Person does not have any direct or indirect influence or control) to the Company upon becoming an Access Person. An Access Person must also promptly notify the Company of any new or terminated accounts thereafter.

The reports required to be submitted under this section shall be delivered to the Chief Compliance Officer using MyComplianceOffice. The Chief Compliance Officer shall review such reports to determine whether any transactions recorded therein constitute a violation of the Code of Ethics. Before making any determination that a violation has been committed by any Access Person, such Access Person shall be given an opportunity to supply additional explanatory material. The Chief Compliance Officer shall maintain copies of the reports as required by Rule 17j-1(f).

B.       Exceptions to Reporting Requirements

Access Person with No Influence or Control. An Access Person is not required to file an initial holdings report, a quarterly transaction report or an annual holdings report for transactions effected for, or holdings in, any account over which the Access Person does not have any direct or indirect influence or control (e.g., managed accounts or blind trusts).

Independent Directors. An Independent Director of the Company who would be required to make a report pursuant to sub-section A of this Section V solely by reason of being a trustee of the Company is not required to make an initial holdings report or an annual holdings report, and is only required to make a quarterly transaction report if the Independent Director, at the time of the transaction, knew or, in the ordinary course of fulfilling the Independent Director's official duties as a trustee of the Company, should have known that (i) the Company has engaged in a transaction in the same security within the last 15 days or is engaging or going to engage in a transaction in the same security within the next 15 days, or (ii) the Company or the Adviser has within the last 15 days considered a transaction by the Company in the same security or is considering a transaction by the Company in the same security or within the next 15 days is going to consider a transaction by the Company in the same security. The Independent Director of the Company is also not subject to the brokerage statement and trade confirmation requirements.

Access Person covered by the Adviser's code of ethics. Notwithstanding the reporting requirements set forth in sub-section A of this Section V, an Access Person who is also an Access Person of the Adviser (as defined in the Adviser's code of ethics) need not make an initial holdings report, a quarterly transaction report or an annual holdings report if all of the information required by the reports was provided pursuant to the Adviser's code of ethics and would duplicate information required to be recorded pursuant to this Code of Ethics.

Section VII.	Annual Certification

A.       Initial and Annual Certifications. All Access Persons are required to certify that they have read and understand this Code of Ethics and recognize that they are subject to the provisions hereof and will comply with the policy and procedures stated herein. Further, all Access Persons are required to certify annually that they have complied with the requirements of this Code of Ethics and that they have reported all personal securities transactions required to be disclosed or reported pursuant to the requirements of such policies.

B.       Board Review. The Company and the Adviser shall prepare an annual written report to the Company’s board of trustees (the “Board” to be presented at a meeting of the Board of each year that shall:

☐	summarize existing procedures concerning personal investing, including pre-clearance policies and the monitoring of personal investment activity after pre-clearance has been granted, and any changes in the procedures during the past year;

☐	describe any issues arising under this Code of Ethics or the Adviser's code of ethics or its procedures since the last report to the Board including, but not limited to, information about any material violations of this Code of Ethics or the Adviser's code of ethics or its procedures and any sanctions imposed during the past year;

☐	identify any recommended changes in existing restrictions or procedures based upon experience under this Code of Ethics or the Adviser's code of ethics, evolving industry practice or developments in applicable laws and regulations;

☐	contain such other information, observations and recommendations as deemed relevant by the Company or the Adviser; and

☐	certify that the Company and the Adviser have each adopted a code of ethics with procedures reasonably necessary to prevent Access Persons from violating the provisions of Rule 17j-1(b) or this Code of Ethics.

Section VIII.	Confidentiality

No Access Person shall reveal to any other person any information regarding securities transactions by the Company or consideration by the Company or the Adviser of any such securities transaction. Notwithstanding the preceding sentence, but subject to compliance with the Policies and Procedures for Compliance with Regulation FD of the Company, such Access Person may dispense such information without obtaining prior written approval:

(a) when there is a public report containing the same information;

(b) when such information is dispensed in accordance with compliance procedures established to prevent conflicts of interest between the Company and its affiliates;

(c) when such information is reported to trustees of the Company; or

(d) in the ordinary course of his or her duties on behalf of the Company.

All information obtained from any Access Person hereunder shall be kept in strict confidence, except that reports of securities transactions hereunder will be made available to the SEC or any other regulatory or self-regulatory organization to the extent required by law or regulation.

Section IX.	Reporting a Code Violation

If any trustee, officer, partner or employee of the Company or the Adviser becomes aware of violations or suspected violations of this Code of Ethics or of applicable laws, rules or regulations relating to the Company's operations, he or she must promptly report them in accordance with the procedures set forth in the Company's Whistleblower Policy, which is available on the Adviser's intranet.

Section X.	Recordkeeping

The Company or the Adviser, as applicable, shall maintain at its principal place of business and in an easily accessible place (a) a copy of each code of ethics that was in effect at any time during the past five years; (b) a record of any violation of the Code of Ethics, and of any action taken as a result of the violation, for at least five years after the end of the fiscal year in which the violation occurs; (c) a copy of each initial holdings report, quarterly transaction report or annual holdings report, including any information provided in lieu of such reports, made by an Access Person pursuant to this Code of Ethics for at least five years after the end of the fiscal year in which the report was made or the information provided; (d) a record of all persons who were considered to be Access Persons during the past five years; (e) a copy of each annual report to the Board for at least five years after the report was made, for at least the first two years in an easily accessible place; and (f) a record of any pre-approvals of investments by Access Persons in private placements during the preceding five years. These records must be made available to the SEC or any representative of the SEC at any time for reasonable periodic, special or other examinations.

Section XI.	Waivers

Any waiver of this Code of Ethics for executive officers or trustees may be made only by the Board or a committee of the Board. To the extent required, any such waiver shall be promptly disclosed in accordance with applicable rules and regulations (including NASDAQ Stock Market Rules).

Section XII.	Notification of Reporting Obligation and Review of Reports

Each Access Person shall receive a copy of this Code of Ethics and be notified of his or her reporting obligations. All reports shall be timely submitted by Access Persons to the Company in accordance with this Code of Ethics.

Section XIII.	Implementation

The Company may cause any of the reporting, oversight or other functions under this Code of Ethics, and any procedures adopted to prevent Access Persons from violating this Code of Ethics, to be implemented jointly with the Adviser in a manner deemed by the Chief Compliance Officer to be consistent with the requirements of this Code of Ethics and Rule 17j-1. This may include, without limitation, establishing combined procedures and documentation for the pre-clearance of personal investment transactions and combined certifications by Access Persons (or any subset of Access Persons) that they have complied with the requirements of this Code of Ethics and the Adviser's code of ethics. In addition, the Chief Compliance Officer may delegate to one or more officers of the Company or the Adviser any responsibility, authority or function of the Chief Compliance Officer under this Code of Ethics.

Section XIV.	Sanctions

Upon discovering a violation of this Code of Ethics, the Board may impose any sanctions it deems appropriate, including the issuance of a letter of censure against any trustee, officer or employee of the Company or the suspension or termination of any officer or employee of the Company, or recommend any sanction it deems appropriate to the Adviser for any violations of this Code of Ethics by its Access Persons. Any Board member to which a violation of this Code of Ethics relates must recuse himself or herself from any discussion or decision with respect to the handling and/or imposition of sanctions regarding such violation.

Section XV.	ADOPTION AND APPROVAL OF CODES OF ETHICS

The Company's Board, including a majority of its Independent Directors, must approve this Code of Ethics and the Adviser's code of ethics. The Board must approve any material change to this Code of Ethics or the Adviser's code of ethics no later than six months after the adoption of such change. Before approving this Code of Ethics and the Adviser's code of ethics, the Board must receive from each of the Company and the Adviser a certification that the Company or the Adviser, as applicable, has adopted procedures reasonably necessary to prevent Access Persons from violating this Code of Ethics or the Adviser's code of ethics. The Company's Board must approve the Adviser's code of ethics before initially retaining services of the Adviser as the Company's investment adviser.

SCHEDULE A - ACKNOWLEDGMENT AND CERTIFICATION

I acknowledge receipt of the Code of Ethics of Antares Strategic Credit Company. I have read and understand such Code of Ethics and agree to be governed by it at all times. Further, if I have been subject to the Code of Ethics during the preceding year, I certify that I have complied with the requirements of the Code of Ethics and have disclosed or reported all personal securities transactions required to be disclosed or reported pursuant to the requirements of the Code of Ethics.

(Signature)

(Please print name)

Date: